UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number:  001-41356

ELECTRA BATTERY MATERIALS CORP.

(Translation of registrant’s name into English)

133 Richmond Street West, Suite 602

Toronto, Ontario, Canada M5H 2L3

(416) 900-3891

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Electra Battery Materials Corp.
(Registrant)

Date: May 23, 2024	By:	/s/ Trent Mell
Name: Trent Mell
Title: Chief Executive Officer and Director

Form 6-K Exhibit Index

Exhibit
Number	Document Description

99.1	Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2024
99.2	Management’s Discussion and Analysis for the three months ended March 31, 2024
99.3	Form 52-109F2 CEO Certification of Interim Filings
99.4	Form 52-109F2 CFO Certification of Interim Filings
99.5	Form 51-102F6 Statement of Executive Compensation dated May 21, 2024
99.6	Press Release dated May 22, 2024